FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2011

CGG-Veritas

Tour Maine Montparnasse – 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces First BroadSeis Award

in the Americas

PARIS, France – May 25 2011 – CGGVeritas (ISIN: 0000120164 – NYSE: CGV) announced today that is has signed a contract with Bahamas Petroleum Company PLC to acquire a 3D survey with BroadSeis™, its superior broadband marine solution.

The survey area, located to the south west of the Bahamas, covers approximately 3,000 km2. The CGGVeritas Viking will acquire the survey starting in May. The full range of frequencies recorded by BroadSeis are expected to provide higher-resolution imaging of Tertiary and Upper and lower Cretaceous formations as well as helping to illuminate the deep Cretaceous-Jurassic reservoir targets which lie beneath the major thrust structures.

Jean-Georges Malcor, CEO of CGGVeritas, said: “This survey is notable for being the first marine 3D survey ever recorded in Bahamas waters and is the first commercial deployment of BroadSeis in the Americas. This award confirms the continued growing interest in the ability of BroadSeis to provide unparalleled resolution and penetration for clearer imaging and reservoir characterization.”

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique – Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

May 25th, 2011	By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET EVP General Secretary